UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

___________________________
Commission File Number: 001-33126
CITIZENS FIRST CORPORATION
(Exact name of registrant as specified in its charter)
c/o German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47547
(812) 482-1314
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, without par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2) ☐	Rule 15d-6 ☐
Rule 12h-3(b)(1)(i) ☒	Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, German American Bancorp, Inc., as successor to Citizens First Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 12, 2019	GERMAN AMERICAN BANCORP, INC., as successor by merger to Citizens First Corporation By: /s/ Mark A. Schroeder Mark A. Schroeder, Chairman and Chief Executive Officer

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